Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ichor Holdings, Ltd.:

We consent to the incorporation by reference in the registration statements (No. 333‑215984 and No. 333‑219846) on Form S‑8 of Ichor Holdings, Ltd. and subsidiaries (the Company) of our report dated March 13, 2018, with respect to the consolidated balance sheets of Ichor Holdings, Ltd. and subsidiaries as of December 29, 2017 and December 30, 2016, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 29, 2017 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Portland, Oregon

March 13, 2018